Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221623

PROSPECTUS

$1,000,000,000

EXCHANGE OFFER FOR

$1,000,000,000 3.800% SENIOR NOTES DUE 2028

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

3.800% SENIOR NOTES DUE 2028

Expedia, Inc. is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $1,000,000,000 of our 3.800% Senior Notes due 2028 (the “exchange notes”) for an equal principal amount of our outstanding 3.800% Senior Notes due 2028 (the “old notes”). The exchange notes will represent the same debt as the old notes and we will issue the exchange notes under the same indenture as the old notes.

The exchange offer expires at 5:00 p.m., New York City time, on December 28, 2017, unless extended.

Terms of the Exchange Offer

•	We will issue exchange notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•	Certain of our subsidiaries, which are the same subsidiaries that guarantee the old notes, will guarantee our obligations under the exchange notes, including the payment of principal of, premium, if any, and interest on the notes. These guarantees of the exchange notes will be senior unsecured obligations of the Subsidiary Guarantors (as hereinafter defined). Certain additional subsidiaries may be required to guarantee the exchange notes, and the guarantees of the Subsidiary Guarantors will terminate, in each case in the circumstances described under “Description of the Exchange Notes—Guarantees.”

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption “Certain U.S. Federal Income Tax Considerations.”

•	There is no currently existing trading market for the exchange notes to be issued, and we do not intend to apply for listing on any securities exchange or to seek quotation on any automated dealer quotation system.

See “Risk Factors” beginning on page 9 for a discussion of the factors you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable best efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers. See “Plan of Distribution.”

The date of this prospectus is November 29, 2017.

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Expedia, Inc. is a Delaware corporation. The mailing address of our principal executive offices is 333 108th Avenue N.E., Bellevue, WA 98004, and our telephone number at that location is (425) 679-7200.

In this prospectus, unless we indicate otherwise or the context requires, “we,” “us,” “our,” “Expedia,” the “Issuer” and the “Company,” refer to Expedia, Inc. (and not its consolidated subsidiaries); the term “Subsidiary Guarantors” refers to those subsidiaries of Expedia that guarantee the exchange notes and the old notes; and “notes” refers to the old notes and the exchange notes collectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. The information contained in or incorporated by reference into this prospectus is accurate as of the date of the document containing such information regardless of the time of any offer of the exchange notes. The business, financial condition, results of operations or cash flows of Expedia and its consolidated subsidiaries may have changed since such date.

Information Incorporated by Reference

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those publicly filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. Accordingly, we incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering under this prospectus (excluding in each case information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act):

•	Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 10, 2017;

•	Quarterly Reports on Form 10-Q, for the quarterly period ended March 31, 2017, filed on April 28, 2017, for the quarterly period ended June 30, 2017, filed on July 28, 2017, and for the quarterly period ended September 30, 2017, filed on October 27, 2017; and

•	Current Reports on Form 8-K, filed on February 9, 2017 (Item 8.01 only), March 17, 2017, April 27, 2017 (Item 8.01 only), June 16, 2017, July 27, 2017 (Item 8.01 only), September 5, 2017 and amended September 21, 2017, September 21, 2017, and October 26, 2017 (Item 8.01 only).

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

(425) 679-7200

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To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than December 20, 2017. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange Offer” for more detailed information.

Except as expressly provided above, no other information is incorporated by reference into this prospectus.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-4 under the Securities Act that registers the exchange notes that will be offered in exchange for the old notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the exchange notes. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room, 100 F Street NE, Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. In addition, the Company makes available, free of charge through its website at www.expediainc.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including related amendments) as soon as reasonably practicable after they have been electronically filed with (or furnished to) the SEC.

Neither the information on the Company’s website, nor the information on the website of any Expedia business, is incorporated by reference in this prospectus, or in any other filings with, or in any other information furnished or submitted to, the SEC.

Forward-Looking Information

This prospectus, including information incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to, those discussed in our Annual Report on Form 10-K for the year ended December 31, 2016, Part I, Item 1A, “Risk Factors” as well as those discussed elsewhere in this prospectus. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. Accordingly, readers should not place undue reliance on these forward-looking statements. The use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” among others, generally identify forward-looking statements; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. We are not under any obligation to, and do not intend to, publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Please carefully review and consider the various disclosures made in this prospectus and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

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Summary

This summary highlights information that is contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including the information in the section entitled “Risk Factors” and our financial statements and the related notes thereto and other financial data included elsewhere in this prospectus, as well as the information incorporated by reference into this prospectus.

Our Company

Expedia, Inc. is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. We created a global travel marketplace used by a broad range of leisure and corporate travelers, offline retail travel agents and travel service providers. We make available, on a stand-alone and package basis, travel products and services provided by numerous airlines, lodging properties, car rental companies, destination service providers, cruise lines, vacation rental property owners and managers, and other travel product and service companies. We also offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings on our transaction-based websites.

Our portfolio of brands includes:

•	Expedia.com®, a leading full-service online travel brand with localized sites in 33 countries

•	Hotels.com®, a leading global lodging expert operating 90 localized websites in 41 languages with its award winning Hotels.com® Rewards loyalty program

•	Expedia® Affiliate Network (EAN), a global B2B brand that powers the hotel business of hundreds of leading airlines, travel agencies, loyalty and corporate travel companies plus several top consumer brands through its API and template solutions

•	trivago®, a leading online hotel search platform with sites in 55 countries worldwide

•	HomeAway®, a global online marketplace for the vacation rental industry, which also includes the VRBO®, VacationRentals.com® and BedandBreakfast.com® brands, among others

•	Egencia®, a leading corporate travel management company

•	Orbitz® and CheapTickets®, leading U.S. travel websites, as well as ebookers®, a full-service travel brand with websites in seven European countries

•	Travelocity®, a leading online travel brand in the U.S. and Canada delivering customer service when and where our customers need it with the Customer First Guarantee

•	Hotwire®, inspiring spontaneous travel through Hot Rate® deals

•	Wotif Group, a leading portfolio of travel brands including Wotif.com®, Wotif.co.nz, lastminute.com.au®, lastminute.co.nz and travel.com.au®

•	Expedia® Media Solutions, the advertising sales division of Expedia, Inc. that builds creative media partnerships and enables brand advertisers to target a highly-qualified audience of travel consumers

•	CarRentals.com™, a premier online car rental booking company with localized sites in 13 countries

•	Classic Vacations®, a top luxury travel specialist

•	Expedia Local Expert®, a provider of online and in-market concierge services, activities, experiences and ground transportation in over a thousand destinations worldwide

•	Expedia® CruiseShipCenters®, a provider of exceptional value and expert advice for travelers booking cruises and vacations through its network of over 240 retail travel agency franchises across North America

•	SilverRail Technologies, Inc., provider of a global rail retail and distribution platform connecting rail carriers and suppliers to both online and offline travel distributors

For additional information about our portfolio of brands, see “Portfolio of Brands” in Part I, Item 1, “Business,” in our Annual Report on Form 10-K for the year ended December 31, 2016.

Company Information

Expedia is a Delaware corporation. The mailing address of Expedia’s principal executive offices is 333 108th Avenue N.E., Bellevue, WA 98004. Expedia’s telephone number is (425) 679-7200. Expedia also maintains a website at www.expediainc.com. Information contained in or linked to or from our website is not a part of, and is not incorporated by reference into, this prospectus.

Summary Terms of the Exchange Offer

Set forth below is a brief summary of some of the principal terms of the exchange offer. In this summary of the offering, “we,” “us,” “our,” “Expedia,” the “Issuer” and the “Company” refer only to Expedia, Inc. and any successor obligor, and not to any of its subsidiaries. You should also read the information in the section entitled “Exchange Offer” later in this prospectus for a more detailed description and understanding of the terms of the notes.

The Exchange Offer	We are offering to exchange up to $1,000,000,000 in aggregate principal amount of our exchange notes for an equal principal amount of our old notes.

Expiration of the Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on December 28, 2017, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “Exchange Offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes	To tender old notes held in book-entry form through the Depository Trust Company, or “DTC,” you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or “ATOP” system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement, intent or understanding with any person to participate in the distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not engaged in and do not intend to engage in a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act); and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will deliver or make available a prospectus in connection with any resale of the exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. See “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described under “Exchange Offer—Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange	Any old notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer. Since the old notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the old notes except under an exemption from the requirements of the Securities Act or unless the old notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the U.S. federal securities laws. See “Exchange Offer—Consequences of Failure to Tender.”

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Offer—Exchange Agent.”

Summary Terms of the Exchange Notes

Set forth below is a brief summary of some of the principal terms of the exchange notes. In this summary of the offering, “we,” “us,” “our,” “Expedia,” and the “Company” refer only to Expedia, Inc. and any successor obligor, and not to any of its subsidiaries. You should also read the information in the section entitled “Description of the Exchange Notes” later in this prospectus for a more detailed description and understanding of the terms of the exchange notes.

The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends,

•	the exchange notes will not be entitled to registration rights, and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Expedia, Inc.

Guarantees	The exchange notes will be fully and unconditionally guaranteed by the Subsidiary Guarantors, which include each of our subsidiaries that guarantees our existing 7.456% senior notes due 2018, 5.95% senior notes due 2020, 2.500% senior notes due 2022, 4.500% senior notes due 2024 and 5.000% senior notes due 2026 and that is either a borrower or guarantor under the Amended and Restated Credit Agreement, dated as of September 5, 2014, among the Issuer and certain of its subsidiaries, as borrowers, the lenders party thereto, JPMorgan Chase Bank N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent (as amended from time to time, including by that certain First Amendment, dated as of February 4, 2016, and that certain Second Amendment, dated as of December 22, 2016, and that certain Third Amendment, dated as of April 25, 2017, the “Revolving Credit Facility”). Additional subsidiaries will be required to guarantee the exchange notes, and the guarantees of the Subsidiary Guarantors with respect to the exchange notes will terminate, in each case in the circumstances set forth under “Description of the Exchange Notes—Guarantees.” As of September 30, 2017, the Subsidiary Guarantors accounted for approximately $17.7 billion, or 93%, of our total consolidated assets, which excludes amounts due from the Issuer or the subsidiaries that are not Subsidiary Guarantors. The Subsidiary Guarantors accounted for approximately $6.8 billion, or 78%, and approximately $5.9 billion, or 76%, of our total consolidated revenue for the year ended December 31, 2016, and nine months ended September 30, 2017, respectively.

Securities Offered	$1,000,000,000 aggregate principal amount of 3.800% Senior Notes due 2028.

Maturity	The exchange notes will mature on February 15, 2028.

Interest	The exchange notes will accrue interest at 3.800% per annum, payable semiannually in arrears on February 15 and August 15 of each year, beginning on February 15, 2018.

Ranking	The exchange notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated and unsecured obligations. So long as the guarantees are in effect, each Subsidiary Guarantor’s guarantee will be the senior unsecured obligation of such Subsidiary Guarantor and will rank equally in right of payment with all of such Subsidiary Guarantor’s existing and future unsubordinated and unsecured obligations.

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time or from time to time, prior to November 15, 2027 (the date that is three months prior to the maturity date of the exchange notes), at a specified make-whole premium described under the heading “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest thereon to but excluding the redemption date.

On or after November 15, 2027 (the date that is three months prior to the maturity date of the exchange notes), the exchange notes will be redeemable, in whole or in part, at our option at any time and from time to time, at a redemption price equal to 100% of the principal amount of the exchange notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

Change of Control	Upon the occurrence of a Change of Control Triggering Event (as defined in this registration statement), each holder of exchange notes will have the right to require us to repurchase such holder’s exchange notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of purchase. See “Description of the Exchange Notes—Change of Control.”

Certain Covenants	The indenture governing the exchange notes contains covenants limiting our ability and our subsidiaries’ ability to:

•	create certain liens;

•	enter into sale and lease-back transactions; and

•	consolidate or merge with, or convey, transfer or lease all or substantially all our assets to, another person.

However, each of these covenants is subject to certain exceptions. You should read “Description of the Exchange Notes—Covenants” for a description of these covenants.

Form and Denomination	We will issue the exchange notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the exchange notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”). You will hold a beneficial interest in one or more of the exchange notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated exchange notes.

Further Issuances	We may create and issue additional notes having the same terms as, and ranking equally with, the exchange notes and the old notes in all respects (or in all respects except for the date of issuance, issue price, the initial interest accrual date and amount of interest payable on the first payment date applicable thereto). These additional notes will be treated as a single class with the exchange notes and the old notes, including for purposes of waivers, amendments and redemptions.

Governing Law	The indenture governing the exchange notes is, and the exchange notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Absence of a Public Market for the Exchange Notes	The exchange notes generally are freely transferable but are also new securities for which there is not initially an existing trading market. There can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to seek quotation of the exchange notes on any automated dealer quotation system.

Risk Factors	See “Risk Factors” beginning on page 9 for a discussion of some of the key factors you should carefully consider before deciding to exchange your old notes for exchange notes.

Risk Factors

You should consider carefully various risks, including those described below and all of the information about risks included in the documents incorporated by reference in this prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 along with the information provided elsewhere in this prospectus. These risks could adversely and materially affect our ability to meet our obligations under the exchange notes, and you, under the circumstances described in this section, could lose all or part of your investment in, and fail to achieve the expected return on, the exchange notes.

The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, risks that are unknown to us or that we currently deem immaterial and risks and uncertainties generally applicable to companies that have recently undertaken transactions similar to this offering, may also impair our business, the value of your investment and our ability to pay interest on, and repay or refinance, the exchange notes.

For a discussion of risks relating to our business, see “Risk Factors” in Part 1, Item 1A, in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein. The risk factors described below and the risks relating to our business incorporated by reference herein could materially impact our business, financial condition and results of operations.

Risks Related to the Exchange Notes and This Exchange Offer

We may incur additional indebtedness.

We may incur substantial additional indebtedness in the future. We also are permitted to incur secured indebtedness subject to specified limitations, which would be effectively senior in priority to the exchange notes.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness and the exchange notes.

As of September 30, 2017, the outstanding principal amount of our indebtedness was approximately $4,235.7 million (including current and long-term portions of debt but excluding undrawn letters of credit and similar instruments). Our indebtedness could have important consequences for you. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	make it difficult for us to optimally capitalize and manage the cash flow for our businesses;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds or to borrow funds at rates or on other terms we find acceptable.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. The terms of our Revolving Credit Facility and the indentures governing our 7.456% senior notes due 2018, our 5.95% senior notes due 2020, our 2.500% senior notes due 2022, our 4.500% senior notes due 2024 and our 5.000% senior notes due 2026 and the indenture that will govern the exchange notes allow us to incur additional debt subject to certain limitations.

If new debt is added to current debt levels, the risks described above could intensify. Furthermore, if future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to meet financial maintenance tests and other covenants. The failure to comply with such tests and covenants could have a material adverse effect on us.

The agreements governing our indebtedness contain various covenants, including those that restrict our ability to, among other things:

•	borrow money, and guarantee or provide other support for indebtedness of third parties, including guarantees;

•	incur certain liens;

•	enter into transactions with affiliates;

•	pay dividends on, redeem or repurchase our capital stock;

•	enter into certain asset sale transactions, including partial or full spin-off transactions;

•	enter into secured financing arrangements;

•	enter into sale and leaseback transactions;

•	consolidate or merge with or into another person; and

•	enter into unrelated businesses.

These covenants may limit our ability to effectively operate our businesses.

In addition, our Revolving Credit Facility requires that we meet certain financial maintenance tests, including a leverage ratio test and interest coverage test.

Any failure to comply with the restrictions of our Revolving Credit Facility or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds (including periodic rollovers of existing borrowings).

We may not be able to repurchase the exchange notes upon a change of control triggering event.

We may not be able to repurchase the exchange notes upon a change of control triggering event because we may not have sufficient funds. Upon a change of control triggering event, holders of the exchange notes may require us to make an offer to purchase the exchange notes at a purchase price equal to 101% of the principal amount of the exchange notes plus accrued and unpaid interest, if any, to the purchase date.

Our failure to purchase tendered exchange notes upon a change of control triggering event would result in an event of default under the indenture governing the exchange notes and a cross-default under the agreements governing certain of our other indebtedness, which may result in the acceleration of such indebtedness requiring us to repay that indebtedness immediately. If a change of control triggering event were to occur, we may not have sufficient funds to repay any such accelerated indebtedness.

In addition, you may not be entitled to require us to repurchase the exchange notes under the change of control provisions in the indenture in the event of certain important corporate events, such as a leveraged recapitalization

(which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “change of control” under the indenture, even if such event is accompanied by a “ratings event” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “change of control” that would potentially trigger our obligation to repurchase the exchange notes. If an event occurs that does not constitute a “change of control,” as defined in the indenture, we will not be required to make an offer to repurchase the exchange notes and you may be required to continue to hold your exchange notes despite the event.

The definition of “change of control” includes a disposition of all or substantially all of the assets of the Company to any person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of exchange notes may require the Company to make an offer to repurchase the exchange notes. See “Description of the Exchange Notes—Change of Control.”

Our holding company structure may impact your ability to receive payment on the exchange notes.

The Issuer is a holding company with no significant operations or material assets other than the capital stock of its subsidiaries. As a result, its ability to repay its indebtedness, including the exchange notes, is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Issuer, by dividend, debt repayment or otherwise. Unless they are Subsidiary Guarantors of the exchange notes, the Issuer’s subsidiaries do not have any obligation to pay amounts due on the exchange notes or to make funds available for that purpose. In addition, the Issuer’s subsidiaries may not be able to, or be permitted to, make distributions to enable the Issuer to make payments in respect of its indebtedness, including the exchange notes. Each of the Issuer’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of the Issuer’s subsidiaries, may limit its ability to obtain cash from its subsidiaries. Further, while the Subsidiary Guarantors will fully and unconditionally guarantee the exchange notes, such guarantees could be rendered unenforceable for the reasons described below under “—The guarantees may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against the Subsidiary Guarantors.”

Effective subordination of the exchange notes and the guarantees may reduce amounts available for payment of the exchange notes and the guarantees.

The exchange notes and the guarantees are unsecured. Accordingly, the exchange notes will effectively rank junior to all of the Issuer’s secured obligations and, so long as the guarantees are in effect, a Subsidiary Guarantor’s guarantees will effectively rank junior to all of that Subsidiary Guarantor’s secured obligations, in each case, to the extent of the assets securing those obligations. In the event of a bankruptcy, liquidation or similar proceeding, or if payment under any secured obligation is accelerated, claims of any secured creditors will be prior to any claim of the holders of the exchange notes to the extent of the assets securing such claims. After the claims of the secured creditors are satisfied there may not be assets remaining to satisfy our obligations under the exchange notes or the guarantees. As of September 30, 2017, the Issuer and its subsidiaries had no secured indebtedness (excluding approximately $1.4 million of undrawn letters of credit and similar instruments secured by approximately $1.4 million of cash collateral) or capital lease obligations. The indenture that will govern the exchange notes permits us and our subsidiaries to incur secured debt subject to specified limitations.

The exchange notes and the guarantees will also be effectively subordinated to the unsecured indebtedness and other liabilities of our subsidiaries that are not Subsidiary Guarantors and of those Subsidiary Guarantors whose guarantees of the exchange notes are released or terminated. Except to the extent that the Issuer or a Subsidiary Guarantor is a creditor with recognized claims against our other subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our other subsidiaries will have priority with respect to the assets of such subsidiaries over the Issuer’s and the Subsidiary Guarantors’ rights as owners of such other subsidiaries (and therefore the claims of our creditors, including holders of the exchange notes). As of September 30, 2017, our subsidiaries other than the Subsidiary Guarantors had approximately $1.4 billion of liabilities and redeemable noncontrolling interests. As of September 30, 2017, the Subsidiary Guarantors accounted for approximately $17.7 billion, or 93%, of our total consolidated assets, which excludes amounts due from the Issuer or the subsidiaries that are not Subsidiary Guarantors. The Subsidiary Guarantors accounted for approximately $6.8 billion, or 78%, and approximately $5.9 billion, or 76%, of our total consolidated revenue for the year ended December 31, 2016, and nine months ended September 30, 2017, respectively.

The guarantees may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against the Subsidiary Guarantors.

The obligations of each Subsidiary Guarantor under its guarantee will be limited with the intent to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, a court could, under fraudulent conveyance law, subordinate or void the guarantee of any Subsidiary Guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and that the guarantor was any of the following:

•	insolvent or rendered insolvent because of the guarantee;

•	engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts at maturity.

If a court were to void the guarantee of a Subsidiary Guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the exchange notes would cease to have a claim against that Subsidiary Guarantor and would be creditors solely of the Issuer and any Subsidiary Guarantor whose guarantee was not voided or held unenforceable.

The guarantees will be released under certain circumstances.

The exchange notes will be guaranteed by any Subsidiary Guarantor for so long as such Subsidiary Guarantor is a borrower under or is a guarantor of obligations under our Revolving Credit Facility or any successor credit agreement that we in good faith designate as our principal credit agreement. See “Description of the Exchange Notes—Guarantees.” If the obligations of any Subsidiary Guarantor as a borrower and guarantor under such credit agreements terminate or are released, that Subsidiary Guarantor’s guarantee of the exchange notes will also be released. In such event, the risks detailed in respect of our subsidiaries that are not Subsidiary Guarantors will also apply with respect to such released Subsidiary Guarantor.

Our foreign subsidiaries may become borrowers under our Revolving Credit Facility without guaranteeing the exchange notes.

Under the terms of our Revolving Credit Facility, we may designate foreign subsidiaries as borrowers and such foreign subsidiaries would not be required to guarantee the exchange notes. As of the time of this offering, each of our subsidiaries that is a borrower or a guarantor under our Revolving Credit Facility is a domestic subsidiary, and will be a Subsidiary Guarantor guaranteeing the exchange notes. However, if a foreign subsidiary is designated as a borrower under our Revolving Credit Facility and borrows under the Revolving Credit Facility, the exchange notes and the guarantees will be effectively subordinated to the claims of the lenders under the Revolving Credit Facility with respect to the assets of such foreign subsidiary to the extent of the borrowings of such foreign subsidiary.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to seek quotation on any automated dealer quotation system. We cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for debt securities similar to the exchange notes has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or that the price you receive when you sell your exchange notes will be favorable.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Selected Financial Data

The following selected historical consolidated financial information for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and as of and for each of the nine months ended September 30, 2017 and 2016 and has been derived from our consolidated financial statements. Our audited consolidated financial statements for each of the years ended December 31, 2016, 2015 and 2014 are included in our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 10, 2017, which is incorporated by reference herein. Our audited consolidated financial statements for each of the years ended December 31, 2013 and 2012 are included in our Annual Report on Form 10-K for the year ended December 31, 2013, filed previously and not incorporated by reference herein.

You should read all of the information presented below with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 10, 2017, which is incorporated by reference in this prospectus. Results for prior periods may not be indicative of results that may be achieved in future periods.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Unaudited)		(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$7,740,636	$6,680,735	$8,773,564	$6,672,317	$5,763,485	$4,771,259	$4,030,347
Operating income	511,663	314,516	461,702	413,566	517,764	366,060	431,724
Net income from continuing operations (1)	318,484	176,403	261,285	722,748	372,950	216,358	302,979
Discontinued operations, net of taxes (2)	—	—	—	—	—	—	(22,539)
Net income attributable to Expedia, Inc. (1)	322,805	202,391	281,848	764,465	398,097	232,850	280,171

Earnings per share from continuing operations attributable to Expedia, Inc. available to common stockholders:
Basic	$2.13	$1.35	$1.87	$5.87	$3.09	$1.73	$2.26
Diluted	2.06	1.31	1.82	5.70	2.99	1.67	2.16

Earnings per share attributable to Expedia, Inc. available to common shareholders:
Basic	$2.13	$1.35	$1.87	$5.87	$3.09	$1.73	$2.09
Diluted	2.06	1.31	1.82	5.70	2.99	1.67	2.00

Shares used in computing earnings per share:
Basic	151,406	150,281	150,367	130,159	128,912	134,912	134,203
Diluted	156,520	154,332	154,517	134,018	133,168	139,593	139,929

Dividends declared per common share	$0.86	$0.74	$1.00	$0.84	$0.66	$0.56	$0.96

	Nine Months Ended September 30,		December 31,
	2017	2016	2016	2015	2014	2013	2012
Consolidated Balance Sheet Data:
Working deficit	$(2,288,754)	$(2,999,144)	(2,676,947)	(2,949,756)	(1,263,283)	(1,075,817)	(368,967)
Total assets	19,035,232	$16,131,766	15,777,546	15,458,675	9,012,299	7,734,689	7,126,796
Total debt (3)	4,235,736	3,204,210	3,159,336	3,183,140	1,738,548	1,244,620	1,243,395
Non-redeemable noncontrolling interest (4)	1,611,890	66,872	1,560,802	65,373	109,462	113,521	109,129
Total stockholders’ equity	$6,215,310	$3,952,628	5,693,103	4,929,767	1,893,729	2,258,985	2,389,388

(1)	On May 22, 2015, we completed the sale of our 62.4% ownership stake in eLong, Inc. We recognized an after tax gain of $395 million (or $509 million pre-tax gain) during 2015.
(2)	On December 20, 2011, we completed the spin-off of TripAdvisor. Immediately prior to the spin-off, we effected a one-for-two reverse stock split. In order to complete the spin-off, we were required to redeem the $400 million principal of our 8.5% senior notes due 2016, which were legally extinguished in the first quarter of 2012. Accordingly, the related debt extinguishment losses were presented in discontinued operations for 2012.
(3)	Includes current and long-term portion of senior notes.
(4)	On December 16, 2016, our majority-owned subsidiary, trivago, completed its IPO. In conjunction with the IPO, Expedia and trivago’s founders entered into an Amended and Restated Shareholders’ Agreement under which the original put/call rights were no longer effective and, as such, we reclassified the redeemable non-controlling interest into non-redeemable non-controlling interest on the consolidated balance sheet.

Ratio of Earnings to Fixed Charges

The following table below presents Expedia’s ratio of earnings to fixed charges for the nine months ended September 30, 2017 and each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense as well as an imputed interest component of rental expense. The information set forth below should be read together with our financial statements, including the notes thereto, incorporated by reference into this prospectus.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	3.08x	2.30x	6.97x	4.80x	3.77x	4.33x

Use of Proceeds

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and cancelled.

Description of the Exchange Notes

Expedia issued $1,000,000,000 aggregate principal amount of old notes to the initial purchasers thereof on September 21, 2017. The initial purchasers sold the old notes to “qualified institutional buyers,” as defined in Rule 144A and in offshore transactions in reliance on Regulation S. The terms of the exchange notes are substantially identical to the terms of the old notes. However, the exchange notes are not subject to transfer restrictions or registration rights. In addition, we do not intend to list the exchange notes on any securities exchange or seek quotation on any automated dealer quotation system. Any old notes that remain outstanding after the exchange offer, together with the exchange notes issued in the exchange offer, will be treated as a single class of securities for voting purposes under the Indenture. References to the “notes” refer to the old notes and the exchange notes.

The old notes were issued, and the exchange notes will be issued under an indenture, dated as of September 21, 2017 (the “Indenture”), among Expedia, the Subsidiary Guarantors and U.S. Bank National Association, as trustee. The following summary of provisions of the Indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including definitions therein of certain terms. This summary may not contain all information that you may find useful. You should read the Indenture and the notes, copies of which are available from us upon request at our address set forth under the heading “Where You Can Find More Information.” Capitalized terms used and not defined in this summary have the meanings specified in the Indenture.

For the avoidance of doubt, references to the “Issuer,” the “Company,” “Expedia,” “we,” “us” and “our” in this section are only to Expedia, Inc., a Delaware corporation, and not Expedia, Inc., a Delaware corporation, together with any of its subsidiaries. References to the “guarantors” or “Subsidiary Guarantors” are only to those subsidiaries that guarantee the obligations of the Issuer under the exchange notes and not to such subsidiaries together with any of their respective subsidiaries.

General

The notes will have the following basic terms:

•	the notes will initially be limited to $1,000,000,000 aggregate principal amount (subject to the rights of the Company to issue additional notes as described under “—Further Issuances” below),

•	the notes will accrue interest at a rate of 3.800% per annum,

•	interest will accrue on the notes from the most recent interest payment date to or for which interest has been paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the notes), and will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on February 15, 2018,

•	the notes will mature on February 15, 2028, unless redeemed prior to that date,

•	we may redeem the notes in whole or in part at any time or from time to time at our option as described under “—Optional Redemption” below, and

•	the notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations.

Interest will be paid to the person in whose name a note is registered at the close of business on the February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date (whether or not such record date is a business day). Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest or other payment date of a note falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York City are authorized or required by law, regulation or executive order to close.

The notes have been and will be issued only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess of that amount. The notes will be represented by one or more global notes registered in the name of a nominee of DTC, but in certain limited circumstances may be represented by certificated notes.

The notes will not be subject to any sinking fund.

We may, subject to compliance with applicable law, at any time purchase notes in the open market or otherwise.

Guarantees

The Subsidiary Guarantors will fully and unconditionally guarantee, jointly and severally, the due and punctual payment of principal of and premium, if any, and interest on the notes, when and as the same become due and payable, whether on a maturity date, by declaration of acceleration, upon redemption or otherwise, and all other obligations under the Indenture. As of September 30, 2017, the Subsidiary Guarantors accounted for approximately $17.7 billion, or 93%, of our total consolidated assets, which excludes amounts due from the Issuer or the subsidiaries that are not Subsidiary Guarantors. The Subsidiary Guarantors also accounted for approximately $6.8 billion, or 78%, and approximately $5.9 billion, or 76%, of our total consolidated revenue for the year ended December 31, 2016, and the nine months ended September 30, 2017, respectively.

As of the date hereof, the following Subsidiaries of the Company will be Subsidiary Guarantors with respect to the notes:

BedandBreakfast.com, Inc.

CarRentals.com, Inc.

Cruise, LLC

EAN.com, LP

Egencia LLC

Expedia, Inc. (a Washington corporation)

Expedia LX Partner Business, Inc.

HomeAway Holdings, Inc.

HomeAway Software, Inc.

HomeAway.com, Inc.

Hotels.com GP, LLC

Hotels.com, L.P.

Hotwire, Inc.

HRN 99 Holdings, LLC

Interactive Affiliate Network, LLC

Neat Group Corporation

O Holdings Inc.

Orbitz Away LLC

Orbitz Financial Corp.

Orbitz For Business, Inc.

Orbitz, Inc.

Orbitz, LLC

Orbitz Travel Insurance Services, LLC

Orbitz Worldwide, Inc.

Orbitz Worldwide, LLC

OWW Fulfillment Services, Inc.

Travelscape, LLC

Trip Network, Inc.

WWTE, Inc.

The Subsidiary Guarantors include each of our Subsidiaries that guarantee our existing 7.456% senior notes due 2018, 5.95% senior notes due 2020, 2.500% senior notes due 2022, 4.500% senior notes due 2024 and 5.000% senior notes due 2026 and that is either a borrower or guarantor in respect of our Credit Agreement.

In the event that, at any time, any of our Domestic Subsidiaries which is not, or has previously been released as, a Subsidiary Guarantor becomes a guarantor or borrower under our Credit Agreement, that Subsidiary will be required to become a Subsidiary Guarantor and guarantee the notes not later than 60 days following the date on which it becomes a guarantor or borrower under the Credit Agreement.

In the event that, for any reason, the obligations of any Subsidiary Guarantor terminate as a guarantor or borrower under the Credit Agreement (including, without limitation, pursuant to the terms of the Credit Agreement, upon agreement of the requisite lenders under the Credit Agreement or upon the termination of the Credit Agreement or upon the replacement thereof with a credit facility not requiring such guarantees), that Subsidiary Guarantor will be deemed released from all its obligations under the Indenture and its guarantees of the notes will terminate. A Subsidiary Guarantor’s guarantee will also terminate and such Subsidiary Guarantor will be deemed released from all of its obligations under the Indenture (a) upon legal defeasance or covenant defeasance as provided below under “—Defeasance and Covenant Defeasance” or satisfaction and discharge of the Indenture as provided below under “—Satisfaction and Discharge,” and (b) in connection with any sale or other disposition of all or any portion of the capital stock of that Subsidiary Guarantor (including by way of merger or consolidation) or other transaction such that after giving effect to such transaction such Subsidiary Guarantor is no longer a Domestic Subsidiary of the Company. Any release described in this paragraph may be evidenced by a supplemental indenture or other instrument which may be entered into without the consent of any holders of notes.

The Indenture provides that the obligations of each Subsidiary Guarantor under its guarantees will be limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor, would cause the obligations of such Subsidiary Guarantor not to constitute a fraudulent conveyance or fraudulent transfer under any applicable law; provided, however, there is some doubt as to whether this limitation will be effective to avoid such guarantee from constituting a fraudulent conveyance. See “Risk Factors—The guarantees may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against the Subsidiary Guarantors.”

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of September 5, 2014, among Expedia, Inc. (a Delaware corporation), Expedia, Inc. (a Washington corporation), Travelscape, LLC, Hotwire, Inc., the lenders party thereto, JPMorgan Chase Bank N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, as the same has been amended, supplemented or otherwise modified prior to the date hereof including by that certain First Amendment, dated as of February 4, 2016, that certain Second Amendment, dated as of December 22, 2016, and that certain Third Amendment, dated as of April 25, 2017, and may be further amended, supplemented or otherwise modified from time to time, and any successor credit agreement thereto (whether by renewal, replacement, refinancing or otherwise) that the Company in good faith designates to be its principal credit agreement (taking into account the maximum principal amount of the credit facility provided thereunder, the recourse nature of the agreement and such other factors as the Company deems reasonable in light of the circumstances), such designation (or the designation that at a given time there is no principal credit agreement) to be made by an officers’ certificate delivered to the trustee.

Payment and Transfer or Exchange

Principal of and premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency maintained by the Company for such purpose (which initially will be the office of the trustee located at 111 Fillmore Avenue East, St. Paul, MN 55107, Attention: Global Corporate Trust Services). Payment of principal of, premium, if any, and interest on a global note (as defined herein) registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note. If any of the notes is no longer represented by a global note, payment of interest on certificated notes in definitive form may, at our option, be made by check mailed directly to holders at their registered addresses. See “Book-Entry Settlement and Clearance.”

A holder may transfer or exchange any certificated notes in definitive form at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Company is not required to transfer or exchange any note selected for redemption for a period of 15 days before mailing of a notice of redemption of notes to be redeemed. Any notice required to be delivered pursuant to the Indenture may, to the extent permitted by applicable procedures or regulations, be delivered electronically.

The registered holder of a note will be treated as the owner of such note for all purposes (subject to the rights of the registered holders of the notes as of a record date prior thereto to receive interest due on an interest payment date). All amounts of principal of, premium, if any, or interest on the notes paid by the Company that remain unclaimed two years after such payment was due and payable will be repaid to the Company, and the holders of such notes will thereafter look solely to the Company for payment.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations.

So long as they are in effect, the guarantees of any Subsidiary Guarantors will be senior unsecured obligations of those Subsidiaries and will rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of those Subsidiaries.

The notes will be effectively junior to all of our existing and future secured indebtedness and, so long as they are in effect, the guarantees of any Subsidiary Guarantors will be effectively junior to all secured indebtedness of those Subsidiaries, in each case, to the extent of the assets securing such indebtedness.

As our operations are conducted through our Subsidiaries, we derive our operating income and cash flow from our investments in our Subsidiaries. Therefore, our ability to make payments when due to the holders of the notes is, in part, dependent upon the receipt of sufficient funds from our Subsidiaries. See “Risk Factors—Our holding company structure may impact your ability to receive payment on the notes.” Holders of the notes will, however, have a claim with respect to the assets and earnings of any Subsidiary Guarantors so long as their respective guarantees are in effect.

Claims of creditors of our Subsidiaries that are not Subsidiary Guarantors generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of our creditors and of the creditors of any Subsidiary Guarantors, including holders of the notes. Accordingly, the notes and the guarantees of any Subsidiary Guarantors, if any, will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of our Subsidiaries that are not Subsidiary Guarantors.

Under the terms of the Credit Agreement, we may designate Foreign Subsidiaries as borrowers under the Credit Agreement, and such Foreign Subsidiaries would not be required to guarantee the notes. As of the time of this offering, each of our Subsidiaries that is a borrower or a guarantor under our existing Credit Agreement is one of our Domestic Subsidiaries, and will be a Subsidiary Guarantor guaranteeing the notes. However, if a Foreign Subsidiary is designated as a borrower under our Credit Agreement and borrows under the Credit Agreement, the notes and the guarantees will be effectively subordinated to the claims of the lenders under the Credit Agreement with respect to such borrowings and with respect to the assets of such Foreign Subsidiary.

Optional Redemption

We may redeem the notes at our option at any time in whole or from time to time in part. If we elect to redeem the notes prior to November 15, 2027 (the date that is three months prior to the maturity date of the notes), we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to but excluding the redemption date:

•	100% of the aggregate principal amount of the notes to be redeemed; or

•	the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 25 basis points.

If we elect to redeem the notes on or after November 15, 2027 (the date that is three months prior to the maturity date of the notes), we will pay a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

The following terms are relevant to the determination of the redemption price for any redemption prior to November 15, 2027 (the date that is three months prior to the maturity of the notes):

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming for such purpose that the notes matured on November 15, 2027) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means (1) the arithmetic average of the Reference Treasury Dealer Quotations for the redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker is given fewer than four Reference Treasury Dealer Quotations, the arithmetic average of all Reference Treasury Dealer Quotations for such redemption date.

“Independent Investment Banker” means Goldman, Sachs & Co. LLC, J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective successors) as may be appointed from time to time by us.

“Primary Treasury Dealer” means a primary U.S. government securities dealer in New York City.

“Reference Treasury Dealer” means (i) two of Goldman, Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective successors) selected by us; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, we may substitute another Primary Treasury Dealer and (ii) two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal and interest thereon that would be due after the related redemption date but for such redemption if such notes matured on November 15, 2027; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced (solely for purposes of making this determination) by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue. In determining this rate, we will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

A partial redemption of the notes may be effected pro rata or by lot or by such other method as the trustee shall deem fair and appropriate, and the trustee may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes; provided that if the notes are represented by global notes, interests in the notes shall be selected for redemption by the depositary in accordance with its standard procedures.

Notice of any redemption will be mailed, or delivered electronically if held by any depositary, at least 15 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Further Issuances

We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes having the same terms as, and ranking equally and ratably with, the notes in all respects (or in all respects except for the date of issuance, issue price, initial interest accrual date and amount of interest payable on the first payment date applicable thereto). Such additional notes will be treated as a single class with the notes (including for purposes of redemptions), and will vote together as one class on all matters with respect to the notes (including for purposes of waivers and amendments); provided, however, that in the event any additional notes are not fungible with the previously issued notes for U.S. federal income tax purposes, such nonfungible additional notes will be issued with a separate CUSIP number so that they are distinguishable from the previously issued notes.

Change of Control

Upon the occurrence of a Change of Control Triggering Event (as defined below), unless we have mailed or electronically delivered, or have caused to be mailed or electronically delivered, a notice of redemption with respect to all outstanding notes as described above under “—Optional Redemption” and redeem all notes validly tendered pursuant to such redemption notice, each holder shall have the right to require that the Company repurchase such holder’s notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date occurring on or prior to the date of purchase).

Within 30 days following any Change of Control Triggering Event, unless we have previously or concurrently mailed or delivered a redemption notice with respect to all outstanding notes as described under “—Optional Redemption,” we will mail by first-class mail, or deliver electronically if the notes are held by any depositary, a notice to each registered holder of the notes with a copy to the trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date occurring on or prior to the date of purchase);

(2)	the circumstances and relevant facts regarding such Change of Control Triggering Event;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or electronically delivered, except in the case of a conditional Change of Control Offer made in advance of a Change of Control Triggering Event as described below, which, in the Company’s discretion, may provide that the purchase date shall be delayed until a date that is no later than 90 days after the occurrence of the Change of Control Triggering Event);

(4)	if the notice is mailed or electronically delivered prior to a Change of Control Triggering Event, that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring; and

(5)	the instructions, as determined by us, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and may be conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

For purposes of the Change of Control Offer provisions of the notes, the following definitions are applicable:

“Affiliated Holders” means, with respect to any specified natural person, (a) such specified natural person’s parents, spouse, siblings, descendants, step children, step grandchildren, nieces and nephews and their respective spouses, (b) the estate, legatees and devisees of such specified natural person and each of the persons referred to in clause (a) of this definition, and (c) any company, partnership, trust or other entity or investment vehicle created for the benefit of, or Controlled by, such specified natural person or any of the persons referred to in clause (a) or (b) of this definition or the holdings of which are for the primary benefit of such specified natural person or any of the persons referred to in clause (a) or (b) of this definition or created by any such person for the benefit of any charitable organization or for a charitable purpose.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board or, in the case of a person that is not a corporation, the group exercising the authority generally vested in a board of directors of a corporation.

“Change of Control” means the occurrence of any one of the following:

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)	individuals who on the date the notes are originally issued constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved or ratified by a vote of a majority of the directors of the Company then still in office who were either directors on the date the notes are originally issued or whose election or nomination for election was previously so approved or ratified) cease for any reason to constitute a majority of the Board of Directors then in office;

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4)	the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another person other than (i) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving person in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and either (i) each transferee becomes a Subsidiary of the transferor of such assets or (ii) holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the transferee.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned subsidiary (the “Sub Entity”) of a holding company and (2) holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of such holding company; provided that, upon the consummation of any such transaction, “Change of Control” shall thereafter include any Change of Control of any direct or indirect parent of the Sub Entity.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.

“Fitch” means Fitch Inc., a jointly-owned subsidiary of Fimalac, S.A. and Hearst Communications, Inc., and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch); and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies appointed by us.

“Liberty Successor” means any person spun or otherwise separated out of Liberty Interactive Corporation, Liberty Expedia Holdings, Inc. or any subsidiary of either (or any person spun or otherwise separated out of any Liberty Successor or any subsidiary thereof), provided no person who is not a Permitted Holder is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of such person.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Permitted Holders” means Barry Diller, Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., any Liberty Successor and their respective affiliates (including, without limitation, any Affiliated Holders) and any group (as such term is used in Section 13(d) and 14(d) of the Exchange Act) with respect to which any such persons collectively exercise a majority of the voting power.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available, we will appoint a replacement for such Rating Agency that is a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act.

“Ratings Event” means ratings of the notes are lowered by at least two of the three Rating Agencies and the notes are rated below Investment Grade by at least two of the three Rating Agencies in any case on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended for so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies). For the avoidance of doubt, the trustee shall have no responsibility to determine whether a Ratings Event has occurred.

“S&P” means Standard & Poor’s Ratings Services, a division of S&P Global, Inc., and its successors.

“Voting Stock” of a person means all classes of equity securities of such person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

The Change of Control Triggering Event purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The

Change of Control Triggering Event purchase feature is a result of negotiations between the Company and initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings, or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. The Indenture does not contain any restrictions on our ability to incur additional indebtedness, other than the restrictions on the incurrence of indebtedness secured by liens contained in the covenants described under “—Covenants— Limitation on Liens” and “—Covenants—Limitation on Sale and Lease-Back Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The Credit Agreement provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In addition, in the event a Change of Control occurs at a time when we are prohibited, by the terms of any of our indebtedness, from purchasing notes, we may seek the consent of our lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to offer to purchase notes would constitute a default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of notes following the occurrence of a Change of Control Triggering Event may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

Subject to the terms set forth in the third bullet point under “Modifications and Waivers” below, the provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Withholding

The trustee and the Issuer shall each be entitled to deduct any withholding tax required to be withheld under Section 1471(b) of the Internal Revenue Code of 1986, as amended (the “Code”) or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (“FATCA Withholding Tax”), and shall have no obligation to gross-up any payment under the Indenture or to pay any additional amount as a result of such FATCA Withholding Tax. Each of the Issuer and the trustee agrees to reasonably cooperate and to use commercially reasonable efforts to provide information as each may have in its possession to enable the determination of whether any payments pursuant to the Indenture are subject to FATCA Withholding Tax.

Covenants

Except as set forth below, neither we nor any of our Subsidiaries will be restricted by the Indenture from:

•	incurring any indebtedness or other obligation,

•	paying dividends or making distributions on our or its capital stock, or

•	purchasing or redeeming our or its capital stock.

In addition, we will not be required to maintain any financial ratios or specified levels of net worth or liquidity. Among other things, the Indenture does not contain covenants designed to afford holders of the notes any protections in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the notes.

The Indenture contains the following principal covenants:

Limitation on Liens

We will not directly or indirectly incur, and will not permit any of our Subsidiaries to directly or indirectly incur, certain indebtedness for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other similar encumbrance (collectively, “Liens”) upon (a) any properties or assets, including capital stock, of our company or any of our Subsidiaries or (b) any shares of stock or indebtedness of any of our Subsidiaries (whether such property, assets, shares or indebtedness are now existing or owned or hereafter created or acquired), in each case, unless prior to or at the same time, the notes or, in respect of Liens on any property or assets of any Subsidiary Guarantor, its guarantee (together with, at our option, any other indebtedness or guarantees of our company or any of our Subsidiaries ranking equally in right of payment with the notes or such guarantee) are equally and ratably secured with or, at our option, prior to, such secured indebtedness.

The foregoing restriction does not apply to:

(1)	Liens on property, shares of stock or indebtedness of any person existing at the time such person becomes our Subsidiary, provided that such Lien was not incurred in anticipation of such person becoming a Subsidiary,

(2)	Liens on property, shares of stock or indebtedness existing at the time of acquisition by us or any of our Subsidiaries or a Subsidiary of any of our Subsidiaries of such property, shares of stock or indebtedness (which may include property previously leased by us or any of our Subsidiaries and leasehold interests on such property, provided that the lease terminates prior to or upon the acquisition) or Liens on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price of such property, shares of stock or indebtedness, or Liens on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 18 months after, the latest of the acquisition of such property, shares of stock or indebtedness or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price of the property, the construction or the making of the improvements,

(3)	Liens securing indebtedness of any of our Subsidiaries or of us owing to us or any of our Subsidiaries,

(4)	Liens existing on the date of the initial issuance of the notes (other than any additional notes),

(5)	Liens on property or assets of a person existing at the time such person is merged into or consolidated with us or any of our Subsidiaries, at the time such person becomes our Subsidiary, or at the time of a sale, lease or other disposition of all or substantially all of the properties or assets of a person to us or any of our Subsidiaries, provided that such Lien was not incurred in anticipation of the merger, consolidation, or sale, lease, other disposition or other such transaction,

(6)	Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation,

(7)	Liens securing the notes (including any additional notes) or the guarantees of the Subsidiary Guarantors under the Indenture, or

(8)	any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in clauses (1) through (7) without increase of the principal of the indebtedness secured by such Lien; provided, however, that any Liens permitted by any of clauses (1) through (7) shall not extend to or cover any property of the Company or any of our Subsidiaries, as the case may be, other than the property specified in such clauses and improvements to such property.

Notwithstanding the restrictions set forth in the preceding paragraphs, we and our Subsidiaries will be permitted to incur indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes or, in respect of Liens on property or assets of any Subsidiary Guarantors, their guarantees, if any, provided that, after giving effect to such indebtedness, the aggregate amount of all indebtedness secured by Liens (not including Liens permitted under clauses (1) through (8) above), together with all attributable debt outstanding pursuant to the second paragraph of the “—Limitation on Sale and Lease-Back Transactions” covenant described below, does not at the time exceed 10% of our Consolidated Net Assets.

Limitation on Sale and Lease-Back Transactions

We will not directly or indirectly, and will not permit any of our Subsidiaries directly or indirectly to, enter into any sale and lease-back transaction for the sale and leasing back of any property, whether now owned or hereafter acquired, unless:

(1)	such transaction was entered into prior to the date of the initial issuance of the notes,

(2)	such transaction was for the sale and leasing back to us of any property by one of our Subsidiaries,

(3)	such transaction involves a lease for not more than three years (or which may be terminated by us within a period of not more than three years),

(4)	we would be entitled to incur indebtedness secured by a Lien with respect to such sale and lease-back transaction without equally and ratably securing the notes and the guarantees thereof pursuant to the second paragraph of the “—Limitation on Liens” covenant described above, or

(5)	we apply an amount equal to the net proceeds from the sale of such property to the purchase of other property or assets used or useful in our business or to the retirement of long-term indebtedness within 270 days before or after the effective date of any such sale and lease-back transaction; provided that, in lieu of applying such amount to the retirement of long-term indebtedness, we may deliver notes to the trustee for cancellation, such notes to be credited at the cost thereof to us.

Notwithstanding the restrictions set forth in the preceding paragraph, we and our Subsidiaries may enter into any sale and lease-back transaction which would otherwise be subject to the foregoing restrictions if, after giving effect thereto, the aggregate amount of all attributable debt outstanding with respect to such transactions, together with all indebtedness outstanding pursuant to the third paragraph of the “—Limitation on Liens” covenant described above, does not at the time exceed 10% of our Consolidated Net Assets.

Merger, Consolidation or Sale of Assets

We and any Subsidiary Guarantor, if any, may, without the consent of the holders of any outstanding notes (including any additional notes), consolidate with or sell, lease or convey all or substantially all of our or its properties or assets to, or merge with or into, any other person, provided that:

(1)	we are, or, in the case of any Subsidiary Guarantor, such Subsidiary Guarantor is, the continuing person or, alternatively, the successor person formed by or resulting from such consolidation or merger, or the person which receives the transfer of such properties or assets, is organized under the laws of any state or other jurisdiction in the United States and expressly assumes our obligations or the obligations of such Subsidiary Guarantor, as the case may be, under the notes or such Subsidiary Guarantor’s guarantee (provided that such person need not assume the obligations of any such Subsidiary Guarantor if (A) such person is already a Subsidiary Guarantor or (B) such person would not, after giving effect to such transaction, be required to guarantee the notes under the requirements described in “—Guarantees” above),

(2)	immediately after giving effect to such transaction, no event of default and no event which, after notice or the lapse of time, or both, would become such an event of default has occurred and is continuing, and

(3)	an officers’ certificate and a legal opinion are delivered to the trustee, each stating that the consolidation, merger, conveyance, sale or lease complies with clauses (1) and (2) above (except that such opinion of counsel need not opine as to clause (2) above).

The successor person will succeed to, and be substituted for, us or the Subsidiary Guarantor and may exercise all of our or the Subsidiary Guarantor’s rights and powers under the Indenture. We or such Subsidiary Guarantor will be relieved of all obligations and covenants under the notes, the guarantees, if any, and the Indenture to the extent we or such Subsidiary Guarantor was the predecessor person, provided, that in the case of a lease of all or substantially all of our properties or assets, we will not be released from the obligation to pay the principal of and premium, if any, and interest on the notes.

Notwithstanding any provision to the contrary, this covenant will not apply to any merger or consolidation of a Subsidiary Guarantor into, or any sale, lease or conveyance of assets by a Subsidiary Guarantor to, us or any other Subsidiary Guarantor or to any Subsidiary Guarantor upon any termination of the guarantee of that Subsidiary Guarantor in accordance with the Indenture.

Events of Default

Each of the following is an “event of default” under the Indenture:

(1)	a default in any payment of interest on any note when due, which continues for 30 days,

(2)	a default in the payment of principal of or premium, if any, on any note when due at its stated maturity date, upon optional redemption or otherwise,

(3)	a failure by us or any Subsidiary Guarantor to comply with our or its other agreements contained in the Indenture, which continues for 90 days after written notice thereof to us by the trustee or to us and the trustee by the holders of not less than 25% in principal amount of outstanding notes (including any additional notes),

(4)	(a) failure to make any payment at maturity, including any applicable grace period, on any indebtedness of us or any Subsidiary (other than indebtedness of us or of a Subsidiary owing to us or any of our Subsidiaries) in an amount in excess of $35,000,000 and continuance of this failure to pay or (b) a default on any indebtedness of us or any Subsidiary (other than indebtedness owing to us or any of our Subsidiaries), which default results in the acceleration of such indebtedness in an amount in excess of $35,000,000 without such indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, in the case of clause (a) or (b) above, for a period of 30 days after written notice thereof to us by the trustee or to us and the trustee by the holders of not less than 25% in principal amount of outstanding notes (including any additional notes); provided, however, that if any failure, default or acceleration referred to in clause (a) or (b) above ceases or is cured, waived, rescinded or annulled, then the event of default will be deemed cured,

(5)

the guarantees of any Subsidiary Guarantor guaranteeing the notes cease to be in full force and effect or such Subsidiary Guarantor denies or disaffirms in writing its obligations under the Indenture or its guarantees, in each case, other than any such cessation, denial or disaffirmation in connection with a termination of its guarantees provided for in the Indenture, and

(6)	various events in bankruptcy, insolvency or reorganization involving us or any Subsidiary Guarantor guaranteeing the notes.

The foregoing will constitute an event of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of any law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes (including any additional notes) by notice to us (and, if given by holders of the notes, to the trustee) may declare the principal of, and premium, if any, and accrued and unpaid interest on, all notes to be due and payable. Upon this declaration, principal and premium, if any, and interest will be immediately due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and premium, if any, and accrued interest on all notes (including any additional notes) will become immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under some circumstances, the holders of a majority in aggregate principal amount of the outstanding notes (including any additional notes) may rescind any acceleration with respect to the notes and its consequences.

If an event of default occurs and is continuing, the trustee, in conformity with its duties under the Indenture, will exercise all rights or powers under the Indenture at the direction of any of the holders, provided that the holders provide the trustee with indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of notes may pursue any remedy with respect to the Indenture or the notes unless:

(1)	the holder previously notified the trustee that an event of default is continuing,

(2)	holders of at least 25% in aggregate principal amount of the outstanding notes (including any additional notes) requested in writing the trustee to pursue the remedy,

(3)	the requesting holders offered the trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the trustee has not complied with the holder’s request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding notes (including any additional notes) have not given the trustee a direction inconsistent with the request within the 60-day period.

Generally, the holders of a majority in principal amount of the outstanding notes (including any additional notes) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee may, however, refuse to follow any direction that conflicts with law or the Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

If a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it is known to the trustee. Except in the case of a default in the payment of principal or premium, if any, or interest on any note, the trustee may withhold notice if the trustee determines in good faith that withholding notice is not opposed to the interests of the holders.

We will also be required to deliver to the trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating whether the signers of the certificate know of any default that occurred during the previous year. In addition, we will be required to notify the trustee within 30 days of any event which would constitute various defaults, their status and what action we are taking or propose to take in respect of these defaults.

Definitions

The Indenture contains the following defined terms:

“attributable debt” means, with respect to any sale and lease-back transaction, at the time of determination, the lesser of (1) the sale price of the property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of such lease, and (2) the total obligation (discounted to present value at the implicit interest factor, determined in accordance with GAAP, included in the rental payments) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such transaction.

“Consolidated Net Assets” means, as of the time of determination, the aggregate amount of our assets and the assets of our consolidated Subsidiaries after deducting all current liabilities other than (1) short-term borrowings, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases, as reflected on our most recent consolidated balance sheet prepared in accordance with GAAP at the end of the most recently completed fiscal quarter or fiscal year, as applicable.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise. A person shall be deemed to Control another person if such person (1) is an officer or director of the other person or (2) directly or indirectly owns or controls 10% or more of the other person’s capital stock. The terms “Controlling” and “Controlled” have meanings correlative thereto.

“Domestic Subsidiary” means a Subsidiary other than a Foreign Subsidiary.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Foreign Subsidiary” means (1) any Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), (2) any subsidiary of any entity described in clause (1) of this definition and (3) any Subsidiary that has no material assets other than Capital Stock in one or more persons that are Foreign Subsidiaries pursuant to clause (1) above.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee,” when used as a verb, has a correlative meaning.

“holder” means the person in whose name a note is registered on the security register books.

“incur” means issue, assume, guarantee or otherwise become liable for.

“indebtedness” means, with respect to any person, obligations (other than Nonrecourse Obligations) of such person for borrowed money (including without limitation, indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments).

“Nonrecourse Obligation” means indebtedness or other obligations substantially related to (1) the acquisition of assets not previously owned by us, any Subsidiary Guarantor or any of our other direct or indirect Subsidiaries or (2) the financing of a project involving the development or expansion of properties of the Company, any Subsidiary Guarantor or any of our other direct or indirect Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to us, any Subsidiary Guarantor or any of our other direct or indirect Subsidiaries or any of our Subsidiary Guarantor’s or such Subsidiary’s assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Subsidiary” means, with respect to any person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of that date, as well as any other corporation, limited liability company, partnership, association or other entity (1) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of that date, owned, controlled or held or (2) that is, as of that date, otherwise Controlled (within the meaning of the first sentence of the definition of “Control”) by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

Modification and Waivers

Modification and amendments of the Indenture and the notes may be made by the Company, the Subsidiary Guarantors and the trustee without notice to any holder of notes but with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes (including consent obtained in connection with a tender offer or exchange for notes); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

•	change the stated maturity of the principal of, or installment of interest on, any note,

•	reduce the principal amount of, or the rate of interest on, any notes,

•	reduce any premium, if any, payable on the redemption of any note or change the date on which any note may or must be redeemed or repaid (for the avoidance of doubt, the provisions set forth above under “—Change of Control” (including the definitions related thereto) may be amended or modified at any time prior to the occurrence of a Change of Control Triggering Event with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding),

•	change the coin or currency in which the principal of, premium, if any, or interest on any note is payable,

•	release the guarantees of any Subsidiary Guarantor (except as otherwise provided in the Indenture) or make any changes to such guarantees in a manner adverse to the holders,

•	impair the right of any holder to institute suit for the enforcement of any payment on or after the stated maturity of any note,

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take certain actions,

•	reduce the requirements for quorum or voting by holders of notes in the Indenture or the notes,

•

modify any of the provisions in the Indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of notes except to increase any percentage vote required or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby, or

•	modify any of the above provisions.

The Company, the Subsidiary Guarantors and the trustee may, without notice to or the consent of any holders, modify or amend the terms of the Indenture and the notes with respect to the following:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to evidence the succession of another person to the Company or any Subsidiary Guarantor and the assumption by any such successor of the obligations of the Company or such Subsidiary Guarantor, as described above under “—Covenants—Merger, Consolidation or Sale of Assets,”

•	to add any additional events of default,

•	to add to the covenants of the Company or any Subsidiary Guarantor for the benefit of holders of the notes or to surrender any right or power conferred upon the Company or any Subsidiary Guarantor,

•	to add one or more guarantees for the benefit of holders of the notes,

•	to evidence the release of any Subsidiary Guarantor from its guarantee of the notes pursuant to the terms of the Indenture,

•	to add collateral security with respect to the notes or any guarantee,

•	to add or appoint a successor or separate trustee or other agent,

•	to provide for the issuance of the exchange notes, which will have terms substantially identical in all material respects to the old notes (except that the transfer restrictions contained in the old notes will be modified or eliminated, as appropriate, and there will be no registration rights), and which will be treated, together with any outstanding notes, as a single issue of securities,

•	to provide for the issuance of any additional notes,

•	to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended,

•	to comply with the rules of any applicable securities depository,

•	to provide for uncertificated notes in addition to or in place of certificated notes,

•	to conform the text of the Indenture, the notes or any guarantees to any provision of the “Description of Notes” in the Offering Memorandum, dated September 18, 2017, to the extent that such provision in the “Description of Notes” was intended to set forth, verbatim or in substance, a provision of the Indenture, the notes or the guarantees, and

•	to make any change if the change does not adversely affect the interests of any holder of notes.

After an amendment becomes effective, the Company shall mail or electronically deliver to the holders of the notes a notice briefly describing such amendment. The failure to give such notice to all holders of the notes, or any defect therein, shall not impair or affect the validity of an amendment.

The holders of at least a majority in aggregate principal amount of the notes may, on behalf of the holders of all notes, waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of no less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default and its consequences under the Indenture with respect to the notes, except a default (1) in the payment of principal or premium, if any, or interest on notes or (2) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each note. Upon any such waiver, such default shall cease to exist, and any event of default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other default or event of default or impair any rights consequent thereon.

Satisfaction and Discharge

We may discharge our obligations under the Indenture while notes remain outstanding if the notes either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in U.S. dollars in an amount sufficient, or U.S. government obligations, which through the scheduled payment of principal of and interest thereon will be sufficient, or a combination thereof sufficient, without reinvestment, in the written opinion of a nationally recognized firm of independent accountants (which need not be provided if only U.S. dollars shall have been deposited), to pay the entire indebtedness including the principal, premium, if any, and interest to the date of such deposit (if the notes have become due and payable) or to the maturity thereof or the date of redemption of the notes, as the case may be, and paying all other amounts payable under the Indenture.

Defeasance and Covenant Defeasance

The Indenture provides that we may elect either (1) to defease and be discharged from any and all obligations with respect to the notes (except for, among other things, certain obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency with respect to the notes and to hold moneys for payment in trust) (“legal defeasance”) or (2) to be released from our obligations to comply with the restrictive covenants under the Indenture, and any omission to comply with such obligations will not constitute a default or an event of default with respect to the notes and clauses (3), (4) and (5) under “—Events of Default” will no longer be applied (“covenant defeasance”). Legal defeasance or covenant defeasance, as the case may be, will be conditioned upon, among other things, the irrevocable deposit by us with the trustee, in trust, of funds in U.S. dollars in an amount sufficient, or U.S. government obligations, which through the scheduled payment of principal of and interest thereon will be sufficient, or a combination thereof sufficient, without reinvestment, in the written opinion of a nationally recognized firm of independent accountants (which need not be provided if only U.S. dollars shall have been deposited), to pay the principal, premium, if any, and interest on the notes on the scheduled due dates therefor.

If we effect legal defeasance or covenant defeasance with respect to the notes, the Subsidiary Guarantors shall automatically be released from their guarantee obligations under the Indenture.

If we effect covenant defeasance with respect to the notes and the notes are declared due and payable because of the occurrence of any event of default other than under clauses (3), (4) and (5) of “—Events of Default,” the amount in U.S. dollars, or U.S. government obligations, or both, on deposit with the trustee will be sufficient, in the opinion of a nationally recognized firm of independent accountants, to pay amounts due on the notes at the time of the stated maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

To effect legal defeasance or covenant defeasance, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance will not cause the holders and beneficial owners of the notes to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service (the “IRS”) or a change in law to that effect.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option.

Governing Law

The Indenture and the old notes are, and the exchange notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

U.S. Bank National Association is the trustee under the Indenture and has also been appointed by the Company to act as registrar, transfer agent and paying agent for the notes. From time to time, the trustee and its affiliates perform various other services for the Company and its affiliates.

The Indenture contains limitations on the rights of the trustee, if it becomes a creditor of the Company or any Subsidiary Guarantor, to obtain payment of claims in some cases, or to realize on property received in respect of any of these claims as security or otherwise. The trustee is permitted to engage in other transactions. However, if the trustee acquires any conflicting interest, it must either eliminate its conflict within 90 days, apply to the SEC for permission to continue or resign.

Book-Entry Settlement and Clearance

Book-Entry, Form and Delivery

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. DTC will be the depositary for the Global Notes. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if: (1) DTC (a) notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes or (b) ceases to be a “clearing agency” registered under the Exchange Act, and in each case a successor depositary is not appointed within 90 days; (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated notes; or (3) certain other events provided in the Indenture shall occur.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in such names as the Depositary shall direct, and issued only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We and the trustee take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it: (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global

Notes; and (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, premium or additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for: (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal, interest and additional interest, if any), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in each Global Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes, including principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, premium, if any, and interest with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Exchange Offer

In connection with the issuance of the old notes on September 21, 2017, we entered into a registration rights agreement with the initial purchasers, which provides for the exchange offer. The exchange offer will permit eligible holders of notes to exchange the old notes for the exchange notes that are identical in all material respects with the old notes, except that:

•	the exchange notes have been registered under the U.S. federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number from the old notes;

•	the exchange notes will not be subject to transfer restrictions or entitled to registration rights; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the old notes. Holders of exchange notes will be entitled to the benefits of the Indenture.

General

We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

We agreed, pursuant to the registration rights agreement, to use our commercially reasonable best efforts:

•	to file an exchange offer registration statement on an appropriate registration form with respect to registered offers to exchange the old notes for exchange notes;

•	to cause such exchange offer registration statement to become effective; and

•	to consummate the exchange offer within 365 days after the original issue date of the old notes.

We will commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC and use our commercially reasonable best efforts to complete the exchange offer not later than 30 days after the effective date.

We will keep the exchange offer open for 20 business days after the date notice of the exchange offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on the old note, from the date of its original issue.

In connection with the issuance of the old notes, we have arranged for the old notes to be issued in the form of global notes through the facilities of DTC acting as depositary. The exchange notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to limited exceptions, will not be entitled to any registration rights under the applicable registration rights agreement. See “—Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered old notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted old notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such exchange notes without complying with the registration and prospectus delivery requirements of the U.S. federal securities laws, if:

•	you are, or the person or entity receiving such exchange notes is, acquiring such exchange notes in the ordinary course of business;

•	you do not, nor does any such person or entity, have an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, or the person or entity receiving such exchange notes is not, engaged in, and you do not, or such person or entity does not, intend to engage in, a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, nor is any such person or entity, our “affiliate” (as such term is defined under Rule 405 under the Securities Act); and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of old notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives exchange notes in exchange for old notes acquired for its own account through market-making or other trading activities must acknowledge that it will deliver (or, to the extent permitted by law, make available) a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of the exchange notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on December 28, 2017, or the expiration date, unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered old notes or, if any of the conditions described below under the heading “—Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give written notice of such delay, extension, termination or amendment to the exchange agent.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

Any extension, delay, termination, waiver or amendment of the exchange offer will be followed as promptly as practicable by public announcement thereof by the making of a release through an appropriate news agency, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we delay accepting any old notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any old notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any old notes, and may terminate or amend the exchange offer before the acceptance of the old notes, if:

•	we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use commercially reasonable efforts to obtain the withdrawal of any stop order as soon as practicable.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Eligibility; Transferability” and “Plan of Distribution.”

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s ATOP. To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal;

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

For old notes to be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer.

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should use an overnight delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” (within the meaning of Rule 17A(d)-15 under the Exchange Act). Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange Agent.”

By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will, among other things, make the representations in the letter of transmittal described under “—Eligibility; Transferability.”

DTC Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within three business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC ATOP procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution, which is defined above under “—Procedures for Tendering”;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or a properly transmitted agent’s message and notice of guaranteed delivery, in each case:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number(s) of the outstanding notes physically delivered) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name of the account at DTC; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such old notes into the name of the person withdrawing the tender.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time before expiration of the exchange offer.

A holder may provide notice of withdrawal to the exchange agent at its offices listed under “—Exchange Agent.”

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

By Mail, Registered, Certified or Express Mail, or Overnight Courier:

U.S. Bank National Association

Corporate Trust Support Services

111 Fillmore Avenue East

St. Paul, MN 55107

Attention: Specialized Finance Department

(if by mail, registered or certified recommended)

By Facsimile:

(651) 466-7372

Attention: Specialized Finance

Confirm By Telephone:

(651) 466-7150

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Accounting Treatment

We will record the exchange notes at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule l44A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule l44A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule l44A;

•	for so long as the old notes are eligible for resale pursuant to Regulation S of the Securities Act, in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, in each case if notice is given to purchasers that the transfer is being made in reliance on Regulation S; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), in each case subject to compliance with any applicable foreign, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes, compared to the value of the exchange notes. The holders of old notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of old notes.

Information Regarding the Registration Rights Agreement

As noted above, we are effecting the exchange offer to comply with the registration rights agreement. The registration rights agreement requires us to use our commercially reasonable best efforts:

•	to file a registration statement on an appropriate registration form with respect to registered offers to exchange the old notes for exchange notes;

•	to cause the registration statement to become effective;

•	to consummate the exchange offer within 365 days after the original issue date of the old notes; and

•	to cause to become effective a shelf registration statement relating to offers and sales of the old notes under certain circumstances and to keep that shelf registration statement effective until all notes covered by the shelf registration statement cease to be “registrable securities” as defined in the registration rights agreement.

The requirements described in the first three bullets above under the registration rights agreement will be satisfied when we complete the exchange offer.

In the event that (i) the exchange offer is not completed on or prior to the 365th day after the original issue date of the old notes, (2) a shelf registration statement is required and is not declared effective on or prior to the 365th day after the original issue date of the old notes or 90 days after a shelf registration demand is delivered, whichever is later, or (3) if applicable, a shelf registration statement covering offers and sales of the old notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable (in each case whether or not permitted by the registration rights agreement) at any time during the required effectiveness period (provided that, if such cessation is otherwise permitted by the registration rights agreement, this clause (3) will be satisfied only if such cessation to remain effective or be usable exists for more than 30 days (whether or not consecutive) in any 12-month period), then additional interest shall accrue on the principal amount of the old notes that are “registrable securities” at a rate of 0.25% per annum until the exchange offers are completed or the shelf registration statement is declared effective or the prospectus again becomes usable, as applicable, or such old notes cease to be “registrable securities.”

Under the registration rights agreement, we have also agreed to keep the registration statement for the exchange offer effective for 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

Our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration agreement for a continuous offer in connection with the old notes.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations relating to the exchange of old notes for exchange notes in the exchange offer, but it does not purport to be a complete analysis of all potential tax considerations. This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, administrative rulings and published positions of the IRS, and judicial interpretations of the foregoing, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

This discussion only applies to holders that are beneficial owners of old notes that purchased old notes in the initial offering at their original “issue price” (the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) for cash and that hold such old notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the tax considerations that may be relevant to subsequent purchasers of old notes or exchange notes. This discussion is for general information purposes only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status and it does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, broker-dealers, traders in securities that elect mark-to-market tax treatment, insurance companies, Subchapter S corporations, grantor trusts, partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), real estate investment trusts, regulated investment companies, insurance companies, corporations treated as “personal holding companies,” United States expatriates, tax-exempt organizations, persons liable for the alternative minimum tax, U.S. holders that have a functional currency other than the United States dollar, “controlled foreign corporations,” “passive foreign investment companies” or persons who hold old notes as part of a straddle, hedge, conversion or other risk reduction transaction or integrated investment). This discussion does not address any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. In addition, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds old notes, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding old notes should consult their tax advisors regarding the tax consequences to them of exchanging old notes for exchange notes in the exchange offer.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OF THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER. YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF EXCHANGING THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER AS WELL AS THE APPLICATION OF ANY NON-INCOME TAX LAWS OR ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon the receipt of exchange notes in the exchange offer, your basis in the exchange notes received in the exchange offer will be the same as your basis in the old notes surrendered in exchange therefor immediately before the exchange, and your holding period in the exchange notes will include your holding period in the old notes surrendered in exchange therefor.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer upon request for use in connection with any such resale until 180 days after the expiration date of the exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Pursuant to the registration rights agreement, we have agreed to pay certain expenses incident to this exchange offer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal Matters

The validity of the exchange notes and guarantees offered hereby will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, in respect of the laws of the State of New York. In rendering its opinion, Wachtell, Lipton, Rosen & Katz will rely upon the opinion of Holland & Hart LLP as to all matters governed by the laws of the State of Nevada and the State of Colorado, the opinion of Jones Day as to all matters governed by the laws of the State of Texas, the opinion of Morris, Nichols, Arsht & Tunnell LLP as to all matters governed by the laws of the State of Delaware, the opinion of Stites & Harbison, PLLC as to all matters governed by the laws of the State of Tennessee and the opinion of Perkins Coie LLP as to all matters governed by the laws of the State of Washington.

Experts

The consolidated financial statements of Expedia, Inc. appearing in Expedia, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of Expedia, Inc.’s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Expedia, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Expedia, Inc.

Offer to Exchange

3.800% Senior Notes due 2028

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 3.800% Senior Notes Due 2028

PROSPECTUS

November 29, 2017